Mail-Stop 4561
						November 23, 2005

Via facsimile and U.S. Mail
Mr. Joseph H. Moglia
Chief Executive Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

Re:   Ameritrade Holding Corporation
                     Revised Preliminary Proxy Statement
	         File No. 0-49992
                     Filed November 23, 2005

Dear Mr. Moglia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
Ameritrade`s Reasons for the Transaction
1. The staff`s previous comment number 11 requested revisions to have the Board specifically mention each line item analysis, underlying the fairness opinion, that does not support its recommendation and explain why, in light of such analysis, it is recommending the transaction. In this regard, add a section that aggregates all unfavorable aspects of all analysis underlying the fairness opinion and, either individually or in summary, provide an explanation of why the Board, after considering these factors, recommends the transaction.

Other Soliciting Materials
2. The staff notes purported "Safe Harbor" disclosures contained in the Soliciting materials filed pursuant to 14a-12 of the Proxy Rules on November 18, 21, 22, 23, 28 and 29, 2005. Please file, pursuant to
14a-12 of the Proxy Rules, a correction of those previous filings. In this regard, the new filing should clearly indicate that the previous filings, which should be listed therein, contained a safe harbor notice that is unavailable to the Company in these circumstances. An additional explanation of what the Company intended may be included, but separately from the correction notice.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any accounting questions regarding the comments may be
directed
to Michael Volley at (202) 551-3437 or Paul Cline at (202) 3851.
All
other questions may be directed to Michael Clampitt at (202) 551-
3434
or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (650) 565-3606
	Jeffrey S. Cannon, Esq.
	Wilson, Sonsini, Goodrich & Rosati, PC


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Mr. J.H. Moglia
Ameritrade Holding Corporation
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